Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Six Months Ended
		June 24,	Fiscal Year Ended December 31,
		2007	2006	2005	2004	2003	2002
		(dollars in thousands)
Fixed Charges
1.	Interest expensed and capitalized	$11,548	$13,178	$15,102	$14,731	$13,276	$15,748
2.	An estimate of the interest factor in rental expense	4,003	4,607	4,165	2,859	1,776	1,768

	Total Fixed Charges	$15,551	$17,785	$19,267	$17,590	$15,052	$17,516

Earnings
1.	Pre-tax income (loss) from continuing operations before minority interests	$80,807	$112,464	$58,239	$24,968	$9,818	$(636)
2.	Fixed charges	15,551	17,785	19,267	17,590	15,052	17,516
3.	Amortization of capitalized interest (less interest capitalized)	(222)	102	207	316	319	288

	Total Earnings	$96,136	$130,351	$77,713	$42,874	$25,189	$17,168

	Ratio of Earnings to Fixed Charges	6.2x	7.3x	4.0x	2.4x	1.7x	1.0x